PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 12, 2007

NEWS RELEASE:	PARAMOUNT COMPLETES SPINOUT OF MGM ENERGY CORP.

Paramount Resources Ltd. announces the successful completion of the spinout transaction relating to its northern exploratory assets, resulting in the creation of a new public corporation known as MGM Energy Corp. initially owned by Paramount and its shareholders. The transaction was completed by way of an arrangement under the Business Corporations Act (Alberta), which was approved by the shareholders of Paramount at a special meeting of shareholders held on January 11, 2007 by an affirmative vote of 99.9%. The arrangement was subsequently approved by the Court of Queen's Bench of Alberta.

The common shares and warrant units of MGM Energy issued pursuant to the arrangement are expected to start trading on the Toronto Stock Exchange at the commencement of trading on Wednesday, January 17, under the trading symbols "MGX" and "MGX.WT.A", respectively. The Distribution Record Date under the arrangement, being the date for determining the registered holders of Paramount common shares entitled to receive certificates for the MGM Energy common shares and warrant units issued under the arrangement, will be January 19, 2007. Accordingly, the Paramount common shares will begin trading on an ex-distribution basis on January 17, 2007.

Information relating to MGM Energy is contained in the information circular of Paramount for the special meeting of shareholders, which is available on the internet on Paramount's website and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994